September 30, 2004

Via Facsimile (925) 871-4046 and U.S. Mail

Christine Simpson
MacKenzie Patterson Fuller, Inc.
1640 School St5reet
Moraga California 94556


Re:	Secured Income L.P.
	Schedule TO filed September 1, 2004
	by MacKenzie Patterson Fuller, Inc. et al.
      File No. 5-54251

Dear Ms. Simpson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

General

1. We note that the Secured Income, L.P. partnership agreement prohibits the transfer of more than 50% of the outstanding units within a 12-month period. Please revise throughout the document to discuss the impact this prohibition may have on your offer.

Offer Materials

2. Refer to the last paragraph on page 2. We note your statement that you may waive any condition of the offer "at any time and from time to time." This language suggests you may waive a condition of the offer subsequent to expiration. Please revise your disclosure to clarify that all conditions of the offer, other than those relating to necessary governmental approvals, must be satisfied or waived prior to expiration. In addition, please revise the disclosure to clarify that the waiver of a material condition would be viewed as a material amendment to your offer, which would require dissemination and an extension of your offer to ensure at least five business days remain prior to expiration. Please carefully review the document and make corresponding revisions elsewhere as appropriate.

Establishment of the Offer Price, page 9

3. If practicable, quantify the calculations underlying your liquidation analysis. In addition, expand your discussion of the capitalization rates to indicate the annual incomes of the cited properties and the estimated value of such properties when using such capitalization rates. In addition, disclose the "liquidity discount" and explain how you selected it. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

Tender Offer, page 12

4. Please revise your disclosure, both here and elsewhere as appropriate, to discuss in greater detail and quantify, if practicable, the circumstances that may require you to use proration in connection with this offer. In addition, clarify how the "further adjustments" relating to minimum ownership requirements will function. Provide us with a legal analysis supporting such adjustments giving consideration to both the all holders rule and proration rule. Refer to Rules 14d-10(a)(1) and 14d-8.

Determination of Validity, page 14

5. Please revise your disclosure to confirm that, to the extent you waive a condition with respect to one tender of notes, you will waive that condition for all other tenders as well.

Conditions to the Offer, page 22

6. Refer to subpart (a) of this section. Please quantify the "material diminution" so that investors can objectively verify when the condition has been triggered.

7. Refer to the subpart (c) of this section. We note your assertion that you may terminate the offer in the event "any change ...shall have occurred or been threatened" that is materially adverse to the partnership or the value of its units to you. This condition, as disclosed, appears so broad as to potentially render this offer illusory. Please revise your disclosure to clarify the scope of this condition so that security holders may objectively verify when it has been triggered.

8. Refer to subpart (d) of this section. Please revise your disclosure to quantify or otherwise establish standards, so that security holders may objectively verify when this condition has been triggered.

9. Refer to subpart (e). Explain to us how the existence AIMCO`s offer impacts this condition. For example, advise us whether or not the bidders have determined that this offer condition is satisfied, and, if so, whether and when the bidders intend to waive the condition. To the extent the bidders do not make a determination as to whether or not the condition has been satisfied, and the condition remains, it appears that the existence of the AIMCO offer potentially renders your offer illusory.

Annex I

10. Confirm that you have provided all of the required disclosure for control persons under Instruction C. In this regard, it does not appear that you have provided the disclosure required under Item 1003(c)(3) and (4) of Regulation M-A. Refer also to Item 2(d) of
Schedule 13D. Please either provide this information or advise us as to where it is located.

Letter of Transmittal

11. Refer to the first sentence of the instructions. We note your instruction that each security holder read your letter of transmittal. It is inappropriate to require such an instruction.
Please advise us of the purpose of this language and revise your letter of transmittal to remove this attestation.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions